UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hooper Holmes, Inc.

(Name of Issuer)

Common Stock, $0.04 par value per share

(Title of Class of Securities)

439104209

(CUSIP Number)

April 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	439104209

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
John Pappajohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,750,930(1)(2)

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	1,750,930(1)(2)

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,750,930(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	14.81%(3)

12.	Type of Reporting Person (See Instructions)
IN

(1) These shares were acquired by Mr. Pappajohn beginning on September 2, 2016 and up through April 6, 2017.

(2) Excludes shares issuable upon exercise of warrants held by Mr. Pappajohn, which are not exercisable until September 3, 2017.

(3) Percentage calculation is based on 11,816,025 shares of common stock outstanding as of March 8, 2017.

Item 1.

(a) Name of Issuer

Hooper Holmes, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

560 North Rogers Road
Olathe, KS 66062

Item 2.

(a) Name of Person Filing

John Pappajohn ("Mr. Pappajohn")

(b) Address of Principal Business Office or, if none, Residence

666 Walnut St, Ste. 2116, Des Moines, IA, 50309

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock, $0.04 par value per share, of the Issuer (the “Common Stock”)

(e) CUSIP Number

439104209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

1,750,930. 1,692,421 of these shares of Common Stock are held of record by Mr. Pappajohn and the remaining 58,509 are held by Mr. Pappajohn's wife.

(b) Percent of class:

Based on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2017, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 8, 2017 was 11,816,025 shares, Mr. Pappajohn may be deemed to beneficially own 14.81% of the outstanding shares of Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,692,421.

(ii) Shared power to vote or to direct the vote:

58,509.

(iii) Sole power to dispose or to direct the disposition of:

1,692,421.

(iv) Shared power to dispose or to direct the disposition of:

58,509.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2017

/s/ John Pappajohn
Name: John Pappajohn